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                                File No. 70-8925

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 12
                                   TO FORM U-1
                             APPLICATION-DECLARATION
              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              COLUMBIA ENERGY GROUP
                    COLUMBIA ENERGY GROUP SERVICE CORPORATION
                      COLUMBIA ENERGY SERVICES CORPORATION
                       COLUMBIA ENERGY RETAIL CORPORATION
                      COLUMBIA DEEP WATER SERVICES COMPANY
                 13880 Dulles Corner Lane Herndon, VA 20171-4600

                        COLUMBIA NATURAL RESOURCES, INC.
                  900 Pennsylvania Avenue Charleston, WV 25302


                      COLUMBIA GAS TRANSMISSION CORPORATION
                 12801 Fair Lakes Parkway Fairfax, VA 22030-0146

                       COLUMBIA GULF TRANSMISSION COMPANY
                    2603 Augusta, Suite 125 Houston, TX 77057

                          COLUMBIA PROPANE CORPORATION
              9200 Arboretum Parkway, Suite 140 Richmond, VA 23236

                         COLUMBIA GAS OF KENTUCKY, INC.
                           COLUMBIA GAS OF OHIO, INC.
                         COLUMBIA GAS OF MARYLAND, INC.
                       COLUMBIA GAS OF PENNSYLVANIA, INC.
                         COLUMBIA GAS OF VIRGINIA, INC.
                    200 Civic Center Drive Columbus, OH 43215
              (Names of company or companies filing this statement
                  and addresses of principal executive offices)


                              COLUMBIA ENERGY GROUP
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                           J. W. Trost, Vice President
                    COLUMBIA ENERGY GROUP SERVICE CORPORATION
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                 13880 Dulles Corner Lane Herndon, VA 20171-4600
                     (Name and address of agent for service)

          Names and Addresses of Subsidiary Company Agents for Service:
                       M. A. CHANDLER, Vice President and
                             Chief Financial Officer
                        Columbia Natural Resources, Inc.
                  900 Pennsylvania Avenue Charleston, WV 25302

                            D. R. MCCLURE, Treasurer
                           and Chief Financial Officer
                      Columbia Energy Services Corporation
                       Columbia Energy Retail Corporation
                 13880 Dulles Corner Lane Herndon, VA 20171-4600

                            P. R. ALDRIDGE, President
                      Columbia Deep Water Services Company
                 13880 Dulles Corner Lane Herndon, VA 20171-4600

                             S. M. NORDIN, Treasurer
                          Columbia Propane Corporation
               9200 Arboretum Parkway, Ste 140 Richmond, VA 23236

                     G. A. BARNARD, Treasurer and Controller
                      Columbia Gas Transmission Corporation
                       Columbia Gulf Transmission Company
                1700 MacCorkle Avenue, S.E. Charleston, WV 25314

                        J. SONDERMAN, Corporate Secretary
                         Columbia Gas of Kentucky, Inc.
                           Columbia Gas of Ohio, Inc.
                         Columbia Gas of Maryland, Inc.
                       Columbia Gas of Pennsylvania, Inc.
                         Columbia Gas of Virginia, Inc.
                    200 Civic Center Drive Columbus, OH 43215
                (Names and Addresses of Other Agents for Service)
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                  Columbia Energy Group ("Columbia"), a registered holding
company under the Public Utility Holding Company Act of 1935 (the "Act"), and its subsidiary companies (collectively, the "Columbia Group" or "Group"), hereby submit for filing this Post-Effective Amendment No. 12 in File No. 70-8925, amending and restating Post-Effective Amendment Nos. 10 and 11.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

                  By order dated December 23, 1996 in File No. 70-8925 (Holding Co. Act Release No. 26634) (the "Omnibus Financing Order"), Columbia was authorized to engage in a wide range of financing transactions through December 31, 2001, subject to certain conditions and parameters. Among other things, the Omnibus Financing Order authorized continuation of the Money Pool through December 31, 2001 but reserved jurisdiction over Money Pool participation by new direct or indirect subsidiaries engaged in new lines of business. The Money Pool authorization was subsequently extended through December 31, 2003. Holding Co. Act Release No. 26798 (Dec. 22, 1997). From time to time, Columbia has filed applications, and received authorization, to add new companies to the Money Pool. See, e.g., Columbia Energy Group, Holding Co. Act Release No. 26860 (April 17, 1998) (authorizing Columbia Deep Water Services Company to participate in the Money Pool).

                  By Post-Effective Amendment No. 8 to File No. 70-8925, Columbia requested the flexibility to obtain a release of jurisdiction over Money Pool participation by all existing and to-be-formed subsidiary companies of Columbia, subject to the condition that Columbia would guarantee the repayment of any borrowings by certain non-rate-regulated participants in the Money Pool. Columbia intends to continue to pursue the request for blanket money pool authority so that it can streamline the process of managing participation in the money pool.

                  While Post-Effective Amendment No. 8 was pending, certain Columbia subsidiaries developed the need to participate in the Money Pool. To address this need, Columbia filed individual requests in Post-Effective Amendment Nos. 9, 10, and 11 to File No. 70-8925 for the Commission to release jurisdiction over the participation of these subsidiaries in the Money Pool. Columbia consolidates and restates the authorization requested in Amendment Nos. 10, and 11 below.(1)

                  - Columbia requests authorization for Hawg Hauling and Disposal, Inc. ("Hawg Hauling") to participate in the Money Pool. Hawg Hauling is a wholly-owned subsidiary of Columbia Energy Resources, Inc., which is itself a direct subsidiary of Columbia. Hawg Hauling provides commercial brine hauling and disposal services. The company accepts brine, which is produced

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(1) Columbia will continue to pursue the authority requested in Amendment Nos. 8 and 9 on a separate track.
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                  -        naturally with gas and oil, from wells operated by
                           third parties or by its associate company, Columbia Natural Resources, Inc., which is engaged in the exploration, production and development of oil and natural gas in the United States, in particular, Appalachia.

                  - Columbia requests authorization for Columbia Pipeline Corporation ("Pipeline") to participate in the Money Pool. Pipeline was formed pursuant to Rule 58 to engage in various transportation and gathering services for natural gas, where such transportation and gathering are not directly regulated by the Federal Energy Regulatory Commission, and are only minimally regulated by the States.

                  Hawg Hauling, and Pipeline (collectively, the "New Companies") may, from time to time, generate cash in excess of their immediate cash requirements. It is proposed that such temporary cash may, the option of the New Companies, be invested in the Money Pool. The New Companies also may, from time to time, require short-term funds to meet normal working capital requirements. It is proposed that the New Companies would borrow such short-term funds from Columbia or from the Money Pool.2 Such loans to the New Companies through the Money Pool will be made pursuant to a short-term grid note, consistent with the Omnibus Financing Order, as supplemented by the December 22, 1997 order.

                  The cost of money on all short-term advances and the investment rate for moneys invested in the Money Pool will be the interest rate per annum equal to the Money Pool's weighted average short-term investment rate and/or Columbia's short-term borrowing rate. Should there be no Money Pool investments or Columbia borrowings, the cost of money will be the prior month's average Federal Funds rate as published in the Federal Reserve Statistical Release, Publication H.15 (519). A default rate equal to 2% per annum above the pre-default rate on unpaid principal amounts will be assessed if any interest or principal payment becomes past due.

                  Columbia requests that the Commission issue a supplemental order under this Application-Declaration, as amended, authorizing the New Companies to invest in and borrow from the Money Pool, as discussed above.

                                    * * * * *

                  Rule 24(c)(1), in pertinent part, provides that, unless otherwise designated in an application or declaration, every order is subject to a requirement that the transaction proposed be carried out within 60 days of the date of such order. As a practical matter, the failure to designate an alternative period has led to a number of lapsed orders in the past, necessitating the filing of post-effective amendments and the issuance of supplemental orders. To avoid a recurrence of this situation, Columbia hereby designates a period from the date of the order in this matter to its express termination by subsequent order as the period in which it will carry out

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(2) The New Companies will rely on Rule 52 for any borrowings from Columbia outside of the Money Pool.
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transactions authorized in this order, or previously authorized by Commission order, in accordance with the terms and conditions of, and for the purposes as authorized by the relevant orders.

ITEM 2.           FEES, COMMISSION AND EXPENSES.

Services of Columbia Energy Group Service Corporation in connection with the preparation of this Post-Effective Amendment to the Application-Declaration
 ..................................................................$1,000
Columbia Energy Group Service Corporation will perform certain services at cost, as set forth above.

ITEM 3.           APPLICABLE STATUTORY PROVISIONS

                  Sections 6(a), 7 and 12, and Rules 43 and 45(a) are applicable to the participation by the New Companies in the Money Pool.

ITEM 4.           REGULATORY APPROVAL

                  No State commission or any Federal commission (other than the Securities and Exchange Commission) has jurisdiction over the proposed transaction.

ITEM 5.           PROCEDURE

                  Columbia requests that the Commission issue its supplemental order on or before September 3, 1999. Applicants (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.           EXHIBITS AND FINANCIAL STATEMENTS

(a)      Exhibits

         Exhibit F - Opinion of Counsel

(b)      Financial Statements

                  Financial statements are not provided since pro-forma statements would have no relevance to the authorization requested in this Post-Effective Amendment.

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                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment to be signed on their behalf by the undersigned thereunto duly authorized. The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                            COLUMBIA ENERGY GROUP

DATE: August 31, 1999                            by: //s// M. W. O'Donnell
                                                 ------------------------------
                                                 M. W. O'Donnell, Senior Vice
                                                 President & Chief Financial
                                                 Officer

                                            COLUMBIA ENERGY RESOURCES, INC.

DATE: August 31, 1999                            by: //s// M. A. Chandler
                                                 ------------------------------
                                                 M. A. Chandler, Vice President
                                                 and Chief Financial Officer

                                            COLUMBIA DEEP WATER SERVICES COMPANY

DATE: August 31, 1999                            by://s//P.R. Aldridge
                                                 ------------------------------
                                                 P.R. Aldridge, President

                                            COLUMBIA GULF TRANSMISSION COMPANY
                                            COLUMBIA GAS TRANSMISSION
                                            CORPORATION

DATE: August 31, 1999                            by://s//M. E. Bockelmann
                                                 ------------------------------
                                                 M. E. Bockelmann, Vice
                                                 President

                                            COLUMBIA GAS OF KENTUCKY, INC.
                                            COLUMBIA GAS OF OHIO, INC.
                                            COLUMBIA GAS OF MARYLAND, INC.
                                            COLUMBIA GAS OF PENNSYLVANIA, INC.
                                            COLUMBIA GAS OF VIRGINIA, INC.
                                            COLUMBIA PROPANE CORPORATION
                                            COLUMBIA ENERGY GROUP SERVICE
                                             CORPORATION
                                            COLUMBIA ENERGY SERVICES CORPORATION

DATE: August 31, 1999                            by://s//R. L. Dennis
                                                 ------------------------------
                                                 R. L. Dennis

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EXHIBIT F

                                                              ____________, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re:      Columbia Energy Group, File No. 70-8925

Dear Sirs:

                  As counsel for Columbia Energy Group ("Columbia"), a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), and its subsidiary companies, I deliver to you this opinion for filing as Exhibit F to the Application-Declaration referenced above. Briefly stated, the Applicants are seeking authority for Hawg Hauling and Disposal, Inc. and Columbia Pipeline Corporation to borrow money from and lend money to the Columbia Energy Group Money Pool.

                  In connection with the above, I have examined:

         1.       the Application-Declaration, as amended; and

         2. such other documents, records and matters of law as I deemed necessary to enable me to render this opinion;

                  Based upon the foregoing and relying thereupon, I am of the opinion that if the above referenced transactions are consummated in accordance with the Application-Declaration:

         A. all state and federal laws applicable to the proposed transactions will have been complied with; and

         B. the consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by Columbia, or by any associate company thereof.

                  I hereby consent to the filing of this opinion as an exhibit to the Application-Declaration.

                                       Very truly yours,

                                       //s//Christopher J. Lord

                                       Columbia Energy Group Service Corporation

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